February 6, 2012

Mr. Andrew Mew

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3030

Re:	Acorn International, Inc.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed April 27, 2011

Response dated January 13, 2012

File No. 1-33429

Dear Mr. Mew:

On behalf of Acorn International, Inc. (“Acorn” or the “Company”), set forth below are our responses to your comment letter dated February 1, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “Form 20-F”) filed to the Securities and Exchange Commission (the “Commission”) on April 27, 2011.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Acorn’s corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

In addition, the Company respectfully submits that Ms. Irene Lin Bian is no longer with the Company and therefore please contact Mr. Lifu Chen, General Counsel of the Company, at +86-21-5151-8888 or chenlf@chinadrtv.com for future correspondence.

Acorn responds to the Comment Letter as follows:

Form 20-F for the fiscal year ended December 31, 2010

Item 7. Major Shareholders and Related Party Transactions, page 105

B. Related Party Transactions, page 105

1.	We note your response to comment 1 in our letter dated December 29, 2011. Please revise your proposed disclosure to quantify the amount of fees that have been paid to Global Infomercial Services, Inc. under the exclusive partnership agreement.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that Global Infomercial Services, Inc. (“GIS”) had not sourced any product for the Company during the period from the date that the exclusive partnership agreement became effective to the end of 2011. Therefore, no fees were paid by the Company to GIS in 2011. The Company will disclose the amount of fees paid to GIS, if any, under the exclusive partnership agreement in its future Form 20-F filings.

SEC Comment Response Letter

February 6, 2012

Item 15T. Controls and Procedures, page 120

2.	We read your response to comments 2, 3 and 8 in our letter dated December 29, 2011, and await the filing of the amended Form 20-F for the fiscal year ended December 31, 2010.

Please refer to the Form 20-F/A filed to the Commission on February 6, 2012.

* * * * *

SEC Comment Response Letter

February 6, 2012

If you have any questions or wish to discuss any matters with respect to the submission, please do not hesitate to contact me at +86-21-2307-7091 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com.

Sincerely,

/s/ Portia Ku
Portia Ku of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Robert Roche
Mr. Don Dongjie Yang
Mr. Lifu Chen